Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING AND EXPLANATORY NOTES

IN THIS DOCUMENT YOU WILL FIND:

(a)	a notice of extraordinary general meeting; and

(b)	explanatory notes which have an explanation of and information about, the resolutions set out in the notice of extraordinary general meeting.

Enclosed separately is a proxy form with attendance and registration details.

23 August 2022

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is given that an Extraordinary General Meeting (EGM) of shareholders of Opthea Limited (ACN 006 340 567) (Opthea or the Company) will be held at:

Date:

Monday, 26 September 2022

Time:

9.00 am (Melbourne time)

Location:

The meeting will be conducted online (at https://meetnow.global/M7QYL26)

This notice of EGM (Notice) should be read in conjunction with the accompanying notes (including in relation to the required voting majorities, Directors’ recommendations and voting, voting exclusion statements, appointing the Chair as your proxy, how to vote and proxies), explanatory notes accompanying the resolutions to be put to Shareholders and the accompanying proxy form, all of which are incorporated in, and comprise part of, this Notice.

If you are unable to attend the EGM, please complete and return the enclosed proxy form in accordance with the specified directions.

IMPORTANT NOTICE REGARDING ATTENDANCE AND THE VIRTUAL MEETING

In accordance with its constitution, the Company has taken decided to hold this meeting virtually to ensure all Shareholders can participate in the meeting online. Shareholders will not be able to attend the meeting in person.

In order to cast their votes or to participate in the meeting, the Company strongly encourages all Shareholders who wish to vote to do so by:

(a)	participating in the virtual meeting and casting a vote online; or

(b)	appointing the Chair as their proxy (and where desired, direct the Chair how to vote on a Resolution) by completing and returning the proxy form.

ATTENDING THE MEETING ONLINE

If you choose to participate online on the day of the meeting you will be able to view a live webcast of the meeting, ask the Directors questions online and submit your vote in real time.

To participate online you will need to visit https://meetnow.global/M7QYL26 on your smartphone, tablet or computer.

To make the registration process quicker, please have your SRN/HIN and registered postcode or country code ready. Proxyholders will need to contact Computershare prior to the meeting to obtain their login details.

To participate in the meeting online follow the instructions below.

1.	Click on ‘Join Meeting Now’.

2.	Enter your SRN/HIN. Proxyholders will need to contact Computershare on +61 3 9415 4024 one hour prior to the meetings to obtain their login details.

3.	Enter your postcode registered to your holding if you are an Australian securityholder. If you are an overseas securityholder select the country of your registered holding from the dropdown list.

4.	Accept the Terms and Conditions and ‘Click Continue’.

You can view the meeting live, ask questions verbally or via a live text facility and cast votes at the appropriate times while the meeting is in progress

You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. For further instructions on how to participate online please view the online meeting user guide at www.computershare.com.au/virtualmeetingguide.

RESOLUTIONS

1.	Ratification of Tranche 1 Shares Placement (Resolution 1)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders ratify and approve the issue under Listing Rule 7.1 by the Company of 52,822,881 Shares to certain professional and sophisticated investors on the terms and conditions set out in the Explanatory Statement.

2.	Issue of Tranche 2 Shares (Resolution 2)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.1 and for all other purposes, the proposed issue and allotment of 58,978,361 Shares to professional and sophisticated investors on the terms and conditions set out in the Explanatory Statement.

By order of the Board 23 August 2022.

Karen	Adams
Company	Secretary

NOTES

REQUIRED VOTING MAJORITIES

All of the Resolutions require a simple majority of the eligible votes cast by Shareholders present and voting at the meeting, whether in person, by proxy or attorney, or in the case of corporate Shareholders or proxies, by a natural person representative, to be cast in favour of the relevant Resolution.

DIRECTORS’ RECOMMENDATIONS AND VOTING

Resolution 1 – Ratification of Tranche 1 Shares Placement

The Board unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 1.

Voting exclusions apply to certain persons. See the section below headed ‘Voting Exclusion Statements’ for further details.

Resolution 2 – Issue of Tranche 2 Shares Placement

The Board unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 2.

Voting exclusions apply to certain persons. See the section below headed ‘Voting Exclusion Statements’ for further details.

VOTING EXCLUSION STATEMENTS

Resolution 1 – Ratification of Tranche 1 Shares Placement

The Company will disregard any votes cast in favour of this Resolution by or on behalf of any person who received Tranche 1 Shares or an associate of such a person. However, this does not apply to a vote cast in favour of the resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with directions given to the proxy or attorney to vote on the Resolution in that way; or
(b)

the Chair of the meeting as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a director given to the Chair to vote on the resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution 2 – Issue of Tranche 2 Shares Placement

The Company will disregard any votes cast in favour of this Resolution by or on behalf of any person who is expected to receive Tranche 2 Shares or an associate of such a person or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity). However, this does not apply to a vote cast in favour of the resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)

the Chair of the meeting as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a director given to the Chair to vote on the resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

APPOINTING THE CHAIR AS YOUR PROXY

If you appoint the Chair of the meeting as your proxy and you do not specify how the Chair is to vote on a Resolution, the proxy appointment expressly authorises the Chair to exercise the proxy.

The Chair intends to vote all available and undirected proxies in favour of all Resolutions, subject to the above voting exclusions. In exceptional circumstances the Chair’s intentions may change subsequently. If there is a change to how the Chair intends to vote undirected proxies, the Company will make an immediate announcement to ASX stating that fact and explaining the reasons for the change.

ATTENDANCE

The meeting will be held via an online platform provided by Opthea’s share registrar, Computershare Investor Services Pty Limited (Computershare) at https://meetnow.global/M7QYL26 , which will provide a reasonable opportunity for Shareholders to participate. Shareholders attending the meeting via the online platform will be able to hear any discussion, submit written questions and vote. We will endeavour to address appropriate questions at the meeting.

We strongly recommend that Shareholders who wish to participate log in to the online portal at least 15 minutes prior to the scheduled start time.

More information regarding virtual attendance at the meeting (including how to vote and ask questions) is available at www.computershare.com.au/virtualmeetingguide.

HOW TO VOTE

Shareholders can vote at the meeting:

(a)	through the online platform; or

(b)	by appointing a proxy (see below).

Voting entitlements

Opthea has determined that for the purposes of voting at the meeting or at any adjourned meeting, Shares will be taken to be held by those persons recorded on the register of members at the Voting Entitlement Time (as specified below).

Voting Entitlement Time

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), all securities of the Company that are quoted on ASX at 7.00pm (Melbourne time) on 24 September 2022 (the Voting Entitlement Time), are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the meeting on https://meetnow.global/M7QYL26.

All resolutions will be by poll

Each resolution considered at the meeting will be conducted by a poll, rather than on a show of hands.

Joint holders

When joint holders are named in the register of members only one joint holder may vote. If more than one of the joint holders is present at the meeting, only the person whose name appears first in the register of members will be entitled to vote. If more than one holder votes at the meeting, only the vote of the first named of the joint holders in the register of members will be counted.

Voting in person or by attorney

Shareholders or their attorneys wishing to vote in person should attend the meeting and can vote through the online platform.

Voting by corporate representative

Corporate Shareholders or proxies wishing to vote by corporate representative should:

(a)	obtain an appointment of corporate representative form from Computershare; and

(b)	complete and send the form in accordance with the instructions on the form.

PROXIES

1.	A Shareholder entitled to attend and vote at the meeting has a right to appoint not more than two proxies to attend and vote in the Shareholder’s place.

2.	The proxy need not be a Shareholder of the Company. A proxy may be an individual or a body corporate.

3.

A Shareholder who is entitled to cast two or more votes may appoint up to two proxies to attend and vote at the meeting and, in the case of such an appointment, should specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half of the votes. Fractions of votes will be disregarded.

4.	Where a Shareholder appoints two proxies, on a poll each proxy may only exercise votes in respect of those Shares or voting rights the proxy represents.
5.

A proxy may decide whether to vote on an item of business, except where the proxy is required by law or the constitution to vote, or abstain from voting, in his or her capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may only vote on the item as directed. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.

6.

If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a poll and the relevant Shares will not be counted in calculating the required majority on a poll.

7.

Shareholders who intend to appoint the Company’s Chair as proxy (including an appointment by default) should have regard to the information above under the heading ‘Appointing the Chair as your proxy’.

8.	The proxy form included in this Notice must be signed by the Shareholder or the Shareholder’s attorney and, in the case of a joint holding, by each of the joint holders.

9.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the meeting, the Chair may either act as proxy or complete the proxy form by inserting the name of a Director or the Company Secretary of Opthea.

10.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the member votes on a Resolution, the proxy must not vote as the member’s proxy on that Resolution.

11.	To be valid, a proxy form signed under a power of attorney or other authority (if any) must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

12.

Proxies given by a corporation must be signed either under seal or under the hand of a duly authorised attorney. In addition, should the constitution of a corporation permit the execution of documents without using a common seal, the documents must be signed by two directors or a director and a company secretary, or for a proprietary company that has a sole director who is also a company secretary, that sole director.

13.	If a body corporate is appointed as proxy, please write the full name of that body corporate (e.g. Company X Pty Ltd). Do not use abbreviations. The body corporate will need to ensure that it:

(a)	appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act; and

(b)	provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If no such evidence is received before the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

14.

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form in accordance with the instructions on the form so that it is received prior to 9.00am Melbourne time on 24 September 2022 by:

(a)	online voting at:

www.investorvote.com.au;

(b)	intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com;

(c)	post in the reply-paid envelope provided, to:

Opthea Limited

C/– Computershare Investor Services Pty Limited

GPO Box Reply Paid 242 Melbourne, Victoria, 3001; or

(d)	fax, to:

Opthea Limited

C/– Computershare Investor Services Pty Limited

on 1800 783 447 (within Australia) or;

+61 3 9473 2555 (outside Australia).

RECORDING DEVICES

In the absence of special permission, the Chair will require that any recording or broadcasting device (including tape recorders, mobile telephones, still cameras and video cameras) and any article which may be dangerous, offensive or liable to cause disruption, be turned off.

QUESTIONS AND COMMENTS BY SHAREHOLDERS AT THE MEETING

1.

In accordance with the Corporations Act, a reasonable opportunity will be given to Shareholders as a whole to ask questions about or to make comments upon the management of the Company including the Resolutions at the meeting.

2.	Shareholders may also provide written questions to the Company to be submitted no later than 9.00am (Melbourne time) on 24 September 2022, and should be submitted to: OPT2022EGM@computershare.com.au

DEFINITIONS

Words that are defined in the Glossary have the same meaning when used in this Notice unless the context requires, or the definitions in the Glossary provide, otherwise.

EXPLANATORY NOTES

These explanatory notes accompany and form part of, and should be read together with, the Notice.

Please note that votes for Resolutions which are conditional upon another Resolution passing will not be counted if that other Resolution is not passed.

RESOLUTION 1

Ratification of Tranche 1 Shares Placement

Background

On 15 September 2022, the Company announced to ASX that it had entered into a development funding agreement (DFA) with Launch Therapeutics (Investor), pursuant to which Investor agrees to provide funding of up to US$170 million to Opthea to support its development of OPT-302 for the treatment of wet (neovascular) age-related macular degeneration.

The DFA provides that Opthea will use reasonable best efforts to complete a private placement of its ordinary shares (or American Depositary Shares representing its ordinary shares) for gross proceeds of at least US$70 million.

Accordingly, also on 15 August 2022, Opthea announced that it had received binding commitments for a two-tranche placement (Placement) of new fully paid ordinary shares (New Shares) to institutional investors to raise approximately US$90 million1 (A$128.57 million) at a price of A$1.15 per New Share (Placement Price).

Tranche 1 of the Placement (Tranche 1) involves the subscription of 52,822,881 million New Shares (Tranche 1 Shares) by investors for gross proceeds of approximately US$42.5 million1 (A$60.75 million). These New Shares will be issued pursuant to Opthea’s placement capacity under ASX Listing Rule 7.1, and are expected to settle on or about August 24, 2022.

Tranche 2 of the Placement (Tranche 2) involves the subscription of 58,978,361 million New Shares (Tranche 2 Shares) by investors for gross proceeds of approximately US$47.5 million1 (A$67.82 million). The issue of the Tranche 2 Shares (and the commitment of placees to subscribe for them) is subject to Resolution 2 being passed by shareholders at the EGM, and if passed, Tranche 2 is expected to settle shortly after the EGM.

Resolution 1 pertains to Tranche 1 of the Placement, under which the Company has used its existing placement capacity under Listing Rule 7.1 to issue the Tranche 1 Shares.

Listing Rules 7.1 and 7.4

Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue or agree to issue more equity securities in any 12 month period other than the amount which is equal to 15% of its fully paid ordinary securities on issue at the start of that 12 month period (15% share issue capacity). Listing Rule 7.4 provides that an issue of securities made without approval under Listing Rule 7.1 will be treated as having been made with shareholder approval for the purposes of those Listing Rules if shareholders subsequently ratify it and the issue did not breach Listing Rule 7.1.

[1]	Assumes AUD/USD exchange rate of A$1.00/US$0.70

Without Shareholder approval pursuant to Listing Rule 7.4, the issue will be counted towards the Company’s 15% share issue capacity and will therefore reduce the Company’s capacity to issue securities in the future without obtaining Shareholder approval. To this end, we note that the DFA also includes a minimum cash requirement, and Opthea may need to obtain additional funding to meet this requirement in the future, (including prior to the expected readout of top-line results for its Phase 3 clinical trials).

The Company wishes to retain as much flexibility as possible to issue additional equity securities into the future without having to obtain Shareholder approval for such issues under Listing Rule 7.1.

Accordingly, Resolution1 seeks Shareholder approval under and for the purposes of Listing Rule 7.4, allowing the Company to refresh its 15% share issue capacity.

If Resolution 1:

•	is passed, the issue will be excluded in calculating the Company’s 15% limit in Listing Rule 7.1, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12 month approval over the 12 month period following the date of issue;

•	is not passed, the issue will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the date of issue.

Specific information required under Listing Rule 7.5

In accordance with Listing Rule 7.5, the following information is provided in relation to Resolution 1:

(a)

the placees were institutional and professional investors determined by reference to a number of matters, including legal and regulatory requirements, logistical and registry constraints and the discretion of the Company;

(b)	52,822,881 New Shares were issued, being fully paid ordinary shares;

(c)	the Shares issued ranked equally with all other fully paid ordinary shares on issue in the Company;

(d)	the Shares are to be issued on or around 25 August 2022;

(e)	the Shares were issued at A$1.15 per Share; and

(f)	the Company intends to use the proceeds raised under the Placement to:

a.

continue advancing Phase 3 clinical trials of OPT-302 for the treatment of wet AMD through topline data readout, and to fund pre-commercialization activities, including commercial scale manufacturing, team build and market shaping; and

b.	provide additional working capital post the Phase 3 trial topline data readout (expected to be mid-CY24).

A voting exclusion statement is included in this Notice.

Recommendation

The Board believes that Resolution 1 is in the best interests of the Company and unanimously recommends that Shareholders vote in favour of this Resolution.

RESOLUTION 2

Issue of Tranche 2 Shares Placement

Background

Details of the Placement are set out in above under the heading ‘Background’ in the Explanatory Notes in respect of Resolution 1.

Resolution 2 pertains to Tranche 2 of the Placement, under which the Company is seeking Shareholder approval under Listing Rule 7.1 for the issue of the Tranche 2 Shares (being 58,978,361 million New Shares) to certain professional and sophisticated investors.

Listing Rule 7.1

Information about Listing Rule 7.1 is set out above under the heading ‘Listing Rules 7.1 and 7.4’ in the Explanatory Notes in respect of Resolution 1.

The Company has no additional 15% share issue capacity to issue the Tranche 2 Shares, though approval sought under Resolution 1, if given, will refresh those capacities.

The proposed issue of the Tranche 2 Shares does not fall within any of the exceptions to Listing Rule 7.1 and would exceed the 15% capacity allowed in Listing Rule 7.1. The Company therefore requires the approval of the Company’s Shareholders under Listing Rule 7.1.

Resolution 2 seeks Shareholder approval under and for the purposes of Listing Rule 7.1 to allow the Company to issue the Tranche 2 Shares without utilising its 15% share issue capacity, which at the date of this Notice has been exhausted.

If Resolution 2:

•	is passed, the Company will be able to proceed with the issue of the Tranche 2 Shares;

•	is not passed, the Condition on the Company to issuing the Tranche 2 Shares, and the condition to the obligation of placees to subscribe for the Tranche 2 Shares, will not have been satisfied; and

•	is not passed, and Resolution 1 is also not passed, the Company will not be able to issue the Tranche 2 Shares.

As stated above, the DFA provides that Opthea will use reasonable best efforts to complete a private placement of its ordinary shares (or American Depositary Shares representing its ordinary shares) for gross proceeds of at least US$70 million, and also includes a minimum cash requirement. Accordingly, if both of Resolution 1 and Resolution 2 fail to pass, Opthea may need to seek other alternatives to raise additional funding. It should be noted that if Resolution 1 is passed, but Resolution 2 fails to pass, it would be possible for an amount equal to that to be raised in Tranche 2 to be raised without shareholder approval as the number of shares to be issued would be within the Company’s new 15% share issue capacity.

Specific information required under Listing Rule 7.3

In accordance with Listing Rule 7.3, the following information is provided in relation to Resolution 2:

(a)	the placees will be institutional and professional investors who received New Shares under Tranche 1;

(b)	58,978,361 million Shares will be issued, being fully paid ordinary shares;

(c)	the Shares will rank equally with all other fully paid ordinary shares on issue in the Company;

(d)	the Shares are expected to be issued by about the date being on or about 10 Business Days after the EGM, but in any event the issue will occur within three months of the date of approval;

(e)	the Shares will be issued at A$1.15 per Share; and

(f)	the Company intends to use the proceeds raised under the Placement to:

c.

continue advancing Phase 3 clinical trials of OPT-302 for the treatment of wet AMD through topline data readout, and to fund pre-commercialization activities, including commercial scale manufacturing, team build and market shaping; and

d.	provide additional working capital post the Phase 3 trial topline data readout (expected to be mid-CY24).

A voting exclusion statement is included in this Notice.

Recommendation

The Board believes that Resolution 2 is in the best interests of the Company and unanimously recommends that Shareholders vote in favour of this Resolution.

GLOSSARY

15% share issue capacity has the meaning given as set out under the heading ‘Listing Rules 7.1 and 7.4’ in the Explanatory Notes in respect of Resolution 1.

associate has the meaning given to it in the Listing Rules.

ASX means ASX Limited ACN 008 624 691 or, as the context requires, the financial market operated by it.

Board means the board of Directors.

Chair means the person appointed to chair the Company’s meeting. The Company intends to appoint Mr Jeremy Levin, the Company’s current non-executive chair, to act as chair at this meeting.

Company or Opthea means Opthea Limited ACN 006 340 567.

Computershare means Computershare Investor Services Pty Limited.

Corporations Act means Corporations Act 2001 (Cth).

Development Funding Agreement has the meaning given as set out under the heading ‘Background’ in the Explanatory Notes in respect of Resolution 1.

Directors means the directors of the Company and Director means any one of them.

EGM means Extraordinary General Meeting.

Glossary means this glossary.

Investor has the meaning given as set out under the heading ‘Background’ in the Explanatory Notes in respect of Resolution 1.

Listing Rule means the official listing rules of ASX.

Placement has the meaning as set out under the heading ‘Background’ in the Explanatory Notes in respect of Resolution 1.

Notice means this notice of EGM.

Resolution means a resolution set out in this Notice.

Share means a fully paid ordinary share of the Company.

Shareholder means a holder of at least one Share.

Tranche 1 has the meaning given as set out under the heading ‘Background’ in the Explanatory Notes in respect of Resolution 1.

Tranche 1 Shares has the meaning given as set out under the heading ‘Background’ in the Explanatory Notes in respect of Resolution 1.

Tranche 2 has the meaning given as set out under the heading ‘Background’ in the Explanatory Notes in respect of Resolution 1.

Tranche 2 Shares has the meaning given as set out under the heading ‘Background’ in the Explanatory Notes in respect of Resolution 1.

Voting Entitlement Time means 7.00pm (Melbourne time) on 24 September 2022.

If you have any questions about the meeting, the Resolutions to be put to Shareholders or the proposals being considered, please contact the Company Secretary, Karen Adams on +61 3 9826 0399.

OPTHEA

Opthea Limited
ABN 32 006 340 567

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

OPT

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Opthea Limited Extraordinary General Meeting

The Opthea Limited Extraordinary General Meeting will be held on Monday, 26 September 2022 at 9.00 am (Melbourne time). You are encouraged to participate in the meeting using the following options:

MAKE YOUR VOTE COUNT

To lodge a proxy, access the Notice of Meeting and other meeting documentation visit www.investorvote.com.au and use the below information:

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

For your proxy appointment to be effective it must be received by 9.00 am (Melbourne time) Saturday, 24 September 2022.

ATTENDING THE MEETING VIRTUALLY

To watch the webcast, ask questions and vote on the day of the meeting, please visit:
https://meetnow.global/M7QYL26

For instructions refer to the online user guide www.computershare.com.au/virtualmeetingguide

You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

Samples/000001/000001

Need assistance Phone: 1300 850 505 (within Australia) +61 3 9415 4000 (outside Australia) Online: www.investorcentre.com/contact OPT MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 YOUR VOTE IS IMPORTANT *M00000112Q02* For your proxy appointment to be effective it must be received by 9.00 am (Melbourne time) on Saturday, 24 September 2022. Proxy Form How to Vote on Items of Business Lodge your Proxy Form: XX All your securities will be voted in accordance with your directions. Online: APPOINTMENT OF PROXY Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes Lodge your vote online at opposite each item of business. If you do not mark a box your proxy may vote or abstain as www.investorvote.com.au using your they choose (to the extent permitted by law). If you mark more than one box on an item your secure access information or use your vote will be invalid on that item. mobile device to scan the personalised QR code. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the Your secure access information is percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Control Number: 999999 SRN/HIN: I9999999999 Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of PIN: 99999 votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or For Intermediary Online number of securities for each in Step 1 overleaf. subscribers (custodians) go to www.intermediaryonline.com A proxy need not be a securityholder of the Company. SIGNING INSTRUCTIONS FOR POSTAL FORMS By Mail: Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should Computershare Investor Services Pty Limited sign. GPO Box 242 Melbourne VIC 3001 Power of Attorney: If you have not already lodged the Power of Attorney with the registry, Australia please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also By Fax: sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. 1800 783 447 within Australia or +61 3 9473 2555 outside Australia PARTICIPATING IN THE MEETING Corporate Representative If a representative of a corporate securityholder or proxy is to participate in the PLEASE NOTE: For security reasons it meeting you will need to provide the appropriate “Appointment of Corporate is important that you keep your SRN/HIN Representative”. A form may be obtained from Computershare or online at confidential. www.investorcentre.com/au and select “Printable Forms”. You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare. Samples/000001/000002/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Opthea Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ______________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Opthea Limited to be held virtually on Monday, 26 September 2022 at 9.00 am (Melbourne time) and at any adjournment or postponement of that meeting.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Ratification of Tranche 1 Shares Placement	☐	☐	☐
Resolution 2	Issue of Tranche 2 Shares Placement	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

Mobile Number	Email Address

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

OPT 999999A

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